SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on September 15, 2008, drawn up in summary form.

1.            Date, time and venue: On September 15, 2008, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:Mr.Victório Carlos De Marchi, co-Chairman, and Messrs. José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Vicente Falconi Campos andLuis Felipe Pedreira Dutra Leite.

3.            Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Convene an Extraordinary General Meeting of the Company. To convene an Extraordinary General Meeting of the Company, to be held on October 7, 2008, starting at 10:00 a.m., occasion in which the matters included in the Minutes of the Convene Notice attached hereto as Exhibit I, approved herein by the Board of Directors’ members, shall be discussed.

5.            Closure:With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, September 15, 2008.

/s/ Victório Carlos De Marchi	/s/ José Heitor Attilio Gracioso

/s/ Roberto Herbster Gusmão	/s/ Vicente Falconi Campos

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Pedro de Abreu Mariani Secretary

Exhibit I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend an Extraordinary General Meeting to be held on October 7, 2008, at 10 a.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, to resolve on the following AGENDA:

(i)            to adapt the By-laws to the terms of the legislation applicable to the Investment Fund of Northeastern Brazil (FINOR), excluding its section 9, with the consequent renumbering of the following sections, and including a sole paragraph to its current section 10;

(ii)           to dissolve the Consulting Committee of the Company, removing from the By-laws its sections 32 to 34 and its respective paragraphs, renumbering the other sections, and amending paragraph 2 of the current section 19;

(iii)          due to the resolutions taken by the Board of Directors of the Company at its meeting held on July 25, 2008, in which it was verified the subscription and paying-up of 431,336 new ordinary shares and 61,451 preferred shares issued pursuant to the General Shareholders’ Meeting held on April 28, 2008, to amend the caption of section 5 of the Company’s By-laws;

(iv)         to amend the current section 10 of the Company’s By-laws, adapting it in accordance with the reverse stock split of the Company’s shares approved at the Company’s Extraordinary Shareholders Meeting held on June 29, 2007, in order that the authorized capital be reduced to 700,000,000 (seven hundred million) shares; and

(v)           by virtue of the resolutions of items (i) to (iv) above, to approve the consolidation of the Company’s By-laws.

General information:

-       The proposed consolidated By-laws of the Company, which will be submitted to the General Meeting convened to October 7, 2008, will be available to the shareholders as from September 16, 2008, at the Company’s headquarters and at the Internet – website www.ambev-ir.com, section news.

-       The proxies containing special powers for representation in the General Meeting referred to by this Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 (three) business days prior to the date scheduled for the meeting.

-       Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend this meeting shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meeting.

São Paulo, September 15, 2008.

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: September 16, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations